EXHIBIT 7.3
                                                                     -----------

                       GOLDMAN SACHS CREDIT PARTNERS L.P.
                                 85 BROAD STREET
                            NEW YORK, NEW YORK 10004


PERSONAL AND CONFIDENTIAL
-------------------------

October 23, 2006

Mr. Richard A. Barasch                          Mr. Mark K. Gormley
Chief Executive Officer                         Managing Director
Universal American Financial Corp.              Lee Equity Partners, LLC
6 International Drive                           767 Fifth Avenue
Suite 190                                       New York, NY 10153
Rye Brook, NY 10573

Mr. Robert A. Spass                             Mr. George Brokaw
Partner                                         Managing Director
Capital Z Partners                              Perry Capital LLC
230 Park Ave. South, 11th Floor,                767 Fifth Avenue New
York, NY 10003                                  New York, NY 10153

Mr. Sean M. Traynor
General Partner
Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, NY 10022



Gentlemen:

You have advised Goldman Sachs Credit Partners L.P. ("GSCP") that a consortium of investors including Richard A. Barasch, Capital Z Partners, Welsh, Carson, Anderson & Stowe, Lee Equity Partners, LLC and Perry Capital LLC (together, the "COMPANIES") is submitting a proposal to acquire (the "ACQUISITION") all or substantially all of the outstanding capital stock of Universal American Financial Corp. (the "ACQUIRED BUSINESS"). You have advised us that the Acquisition will be financed from a combination of (i) equity contributed by investment funds managed by the Companies in cash (the "EQUITY CONTRIBUTION"),
(ii) indebtedness of approximately $325.0 million to be incurred under a senior secured credit facility (the "CREDIT FACILITY") by a newly created corporation ("NEWCO") to be formed by the Companies for the purpose of making the Acquisition and (iii) equity in the form of common stock held by certain members of management of the Acquired Business and certain funds managed by Capital Z Partners and Perry Capital LLC that is expected to be reinvested pursuant to the Acquisition. You have consulted with GSCP concerning the structuring and syndication of the Credit Facility.

Based on the information that you have provided us to date, our analysis of the current market for loans and securities issued by entities engaged in the health care industry and subject to the immediately succeeding paragraph and such other matters as we consider relevant, we are pleased to inform you that, as of the date hereof, we are highly confident that the structuring and syndication of the Credit Facility can be accomplished by GSCP as part of the financing for the

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Messrs.  Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006
Page 2




Acquisition as described above. The structure, covenants and terms of the Credit Facility will be determined by GSCP in consultation with the Companies based on market conditions at the time of the syndication of the Credit Facility and on the structure and documentation of the Acquisition.

Our ability to consummate the structuring and syndication of the Credit Facility is subject to (i) GSCP's satisfaction (in form and substance) with the terms and conditions of the Credit Facility (including the structuring and syndication thereof), the Equity Contribution (including the aggregate amount thereof), the Acquisition (including the purchase price) and the capital structure and ownership structure of Newco and the Acquired Business, and all documentation relating to each of the foregoing (and the execution and delivery thereof); (ii) satisfactory market conditions for new issuances of bank loans in the loan syndication market; (iii) the absence of any material adverse change in the business, financial condition, results of operations, assets, liabilities, management or prospects of the Acquired Business; (iv) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Acquisition; (v) our continuing financial, business, legal, environmental and other due diligence investigation with respect to the Companies and the Acquired Business not disclosing any facts that would alter our current view with respect to either the Companies or the Acquired Business;
(vi) the availability of audited and unaudited historical financial statements of the Acquired Business (to the extent not publicly available as of the date hereof) and (vii) our having reasonable time to market the Credit Facility with the reasonable assistance of management of the Companies and the Acquired Business.

In connection with this letter, we have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, tax and other information reviewed by us for purposes of this letter.

Obtaining financing for the Acquisition is inherently subject to uncertainties and contingencies beyond our control; accordingly, this letter is not a commitment to place, purchase or provide any loans under the Credit Facility, and there can be no assurance that the structuring and syndication of the Credit Facility will in fact be accomplished.

This letter and any written or oral advice provided by us are exclusively for your information and assistance in evaluating the financing of the Acquisition and may not be used, circulated, quoted or otherwise referred to with any other person or for any other purpose, except in accordance with the prior written consent of GSCP (such consent not to be unreasonably withheld). Notwithstanding the foregoing, this letter may be disclosed (i) to the officers, directors, equity holders, employees, attorneys and other advisors, agents and representatives of each of the Companies and the Acquired Business on a confidential and need to know basis, (ii) to the extent required by applicable law in the good faith opinion of counsel (in which case, unless prohibited by applicable law, you agree to inform us thereof as soon as reasonably practicable) and (iii) to the extent the board of directors, or a special committee thereof, of the Acquired Business determines that it is advisable to be filed with, included in or referred to, in whole or in part, in any Form 8-K or other document filed with the Securities and Exchange Commission (in which case, to the extent you are aware of such filing by the Acquired Business, you agree to inform us thereof as soon as reasonably practicable).



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Messrs.  Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006
Page 3


In addition, please note that none of GSCP or any of its affiliates (including Goldman, Sachs & Co.) provides accounting, tax or legal advice.

                                           Very truly yours,

                                           Goldman Sachs Credit Partners L.P.




                                           By:  /s/  John Waldron
                                              -------------------------------
                                                     Authorized Signatory